Exhibit 99.1
                                                                ------------





NEWS RELEASE
Completel Europe N.V.                             Investor Contact:
Blaak 16                                          Catherine Blanchet, Director
3011 TA Rotterdam                                 of Investor Relations
The Netherlands                                   Tel: +33 1 72 92 20 32
+31 10 43 00 844                                  e-mail: ir@completel.fr

ParisBourse: CPT
Ticker: CLTL

February 27th, 2003


                  82% GROWTH OF RETAIL REVENUE IN 2002 VS. 2001

                       MAJOR IMPROVEMENT OF PROFITABILITY:
                 Q4'02 GROSS MARGIN OVER 40% AND ADJUSTED EBITDA
                         BREAKEVEN ACHIEVED IN DECEMBER

              STRONG BALANCE SHEET WITH CASH OF (euro)60.2 MILLION


Q4 2002 Financial Highlights:

o   25% growth of total revenue at (euro)27.4 million for Q4'02 from
    (euro)22.0 million in Q4'01

o   58% growth of retail revenue at (euro)21.3 million for Q4'02 from
    (euro)13.5 million in Q4'01

o   Gross margin of 41.6% in Q4'02 vs. 13.7% in Q4'01

o   Adjusted EBITDA losses reduced to (euro)0.3 million in Q4'02 from
    (euro)15.8 million in Q4'01

o   Adjusted EBITDA breakeven reached in December 2002

2002 Financial Highlights:

o 29% growth of total revenue at(euro)97.8 million in 2002 from (euro)75.9 million in 2001

o 82% growth of retail revenue at (euro)72.0 million for 2002 from (euro)39.6 million for 2001

o   Gross margin of 35.7% in 2002 vs. 13.0% in 2001

o   Adjusted EBITDA losses of (euro)18.9 in 2002 vs. (euro)57.5 million in 2001

o   Eliminated all bond debt

o   (euro)60.2 million cash balance at the end of December 2002

Q4 2002 Operational Highlights:

o   Total retail customers connected of 1,208 vs. 868 in Q4'01

o   Total sites connected of 1,707 vs. 1,159 in Q4'01

o   ARPU increased to(euro)5,200 in Q4'02 from(euro)4,600 in Q4'01

o   Successful launch of IP VPN with 40 contracts signed

o First operator for LAN-to-LAN services in France with more than 400 sites connected to its end to end Ethernet backbone

Completel Europe NV, an integrated communications provider serving the French telecom market, today announced its results for the year ended 31 December 2002. Completel reported a yearly revenue of (euro)97.8 million compared to
(euro)75.9 million in 2001, an increase of 29%, and Adjusted EBITDA losses of
(euro)18.9 million compared to (euro)57.5 million in 2001, a reduction of 67%.

Jerome de Vitry, President and CEO of Completel Europe N.V. commented: "2002 has been a year of considerable achievement for Completel. We have delivered strong customer and revenue growth against a background of a slowing economy and we are now one of the few operators to be debt-free and fully funded in the French market.

Despite the challenging environment in 2002, we continued to rapidly expand our business, reflecting continued demand for our services; 2002 retail revenue of (euro)72.0 million increased by 82%, which is most likely the highest growth rate today in the telecom industry in France. This is the direct result of our strong focus on both retail businesses and government entities which represent over 75% of our revenue in Q4'02. We believe that demand for telecom services from these customers is strong, particularly for products such as LAN to LAN and IP-VPN for which direct fibre connection is a key competitive advantage. With over 400 sites connected to our end to end Ethernet backbone, Completel is the first operator for LAN to LAN services in the French market.

We are focused on achieving short term profitability and we have reached Adjusted EBITDA breakeven at the end of the year, with an Adjusted EBITDA loss of (euro)0.3 million for the quarter vs. (euro)15.8 million for Q4 2001. We confirm our forecast to be Adjusted EBITDA positive in Q1 2003.

Cash is an important competitive advantage in today's economic environment. At the end of the year, we had (euro)60.2 million of cash and liquidity, having successfully raised more than (euro)43 million in the third quarter while at the same time dramatically reducing our cash burn during 2002.

We believe that we are the best positioned alternative operator in the French market in terms of fiber network coverage, portfolio of products, quality of service and customer satisfaction. We are convinced that both our established investors and our experienced board of directors will support the future development of Completel as a leading alternative operator in France."

Alexandre Westphalen, Chief Financial Officer, stated: "We remain focused on profitability and cash. Our cash balance of (euro)60.2 million at the end of the quarter compares favourably to our forecasted cash needs of
(euro)25-(euro)30 million through operational cash flow breakeven in Q1 2004. We continue to closely monitor our cash burn; operational cash burn (Adjusted EBITDA and CAPEX) decreased from (euro)9.1 million in Q3'02 to (euro)5.1 million this quarter reflecting the reduction of Adjusted EBITDA losses and the concentration of our capital expenditures on customer connection. Cash burn for the quarter was (euro)13.1 million including non recurring working capital expenses of (euro)3.5 million related to the recapitalization finalized last September. "



Summary Financial Information

Financials *
---------------------------------------------------------------------------------------------------
                                      Q4'01       Q3'02       Q4'02       Growth        Growth
In million of Euros                                                       Q4'02/        Q4'02/
                                                                           Q4'01         Q3'02
---------------------------------------------------------------------------------------------------
Revenue                                22.0        23.4        27.4           25%           17%
---------------------------------------------------------------------------------------------------
Gross Margin **                         3.0         8.1        11.4          280%           41%
---------------------------------------------------------------------------------------------------
Adjusted EBITDA ***                  (15.8)        (4.2)       (0.3)         (98%)         (93%)
---------------------------------------------------------------------------------------------------
Capex                                  13.1         4.9         4.8          (63%)          (2%)
---------------------------------------------------------------------------------------------------

* Historical data based on continuing operations only (excluding contribution of UK and Germany sold in May 2002)

** Gross Margin is defined as revenue less network costs

*** Adjusted EBITDA excludes (in addition to interest, taxes, depreciation and amortization) non-cash compensation charges and foreign exchange loss and other expenses, including restructuring, impairment and other charges, as well as other non-recurring operating expenses. Adjusted EBITDA is not derived pursuant to generally accepted accounting principles and therefore should not be considered as an alternative to operating income (loss), as an alternative to cash flows from operating activities, or as a measure of liquidity. Furthermore, the Company is not aware of any uniform standards for determining Adjusted EBITDA. Presentations of Adjusted EBITDA may not be calculated consistently by different companies in the same or similar businesses. As a result, the Company's reported Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

Operating Statistics *

-----------------------------------------------------------------------------------------------------
                                                Q4'01      Q1'02     Q2'02      Q3'02       Q4'02
ON-NET METRICS
-----------------------------------------------------------------------------------------------------
Cumulative buildings connected                   1,159     1,320     1,488       1,594       1,707
-----------------------------------------------------------------------------------------------------
Cumulative total customers connected               913     1,030     1,105       1,173       1,256
-----------------------------------------------------------------------------------------------------
Cumulative on-net retail customers                 868       981     1,058       1,129       1,208
-----------------------------------------------------------------------------------------------------
ARPU (Euros/month) **                            4,600     4,615     4,675       4,880       5,200
-----------------------------------------------------------------------------------------------------

* Historical data based on continuing operations only (excluding contribution of UK and Germany sold in May 2002)

**  ARPU: Average Monthly Revenue per User for on-net retail customers


Financial Review

Revenue

Completel reported revenue of (euro)27.4 million in Q4'02 and (euro)97.8 for the twelve months of 2002 compared to (euro)22.0 million in Q4'01 and
(euro)75.9 million for the twelve months of 2001, an increase of 25% and 29% respectively.

Growth of revenue in 2002 was mostly driven by the growth of retail revenue of 82% to (euro)72.0 million. Wholesale revenue decreased by 29% to (euro)25.8 million in 2002 compared to (euro)36.4 million in 2001 as a result of the anticipated decline of the ISP dial up business. Wholesale revenue resulting from the ISP dial-up business decreased from (euro)26.3 million in 2001 to
(euro)12.1 million in 2002, while carrier revenue increased from (euro)10.1 million in 2001 to (euro)13.7 million in 2002 despite a weaker carrier market. Both the carrier and the ISP dial up businesses represent a smaller portion of revenue as the Company continues to focus on its core retail activity. In total, wholesale businesses represented 26% of revenue in 2002 vs. 48% in 2001.


-------------------------------------------------------------------------------------------------------
Revenue Breakdown                         Q4'01       Q3'02       Q4'02       Growth        Growth
In million of Euros                                                           Q4'02/        Q4'02/
                                                                               Q4'01         Q3'02
-------------------------------------------------------------------------------------------------------
Retail: Voice                              10.0        13.5        16.3           63%           21%
-------------------------------------------------------------------------------------------------------
Retail: Internet, Data & Hosting            3.5         4.3         5.0           43%           16%
-------------------------------------------------------------------------------------------------------
Total Retail Revenue                       13.5        17.8        21.3           58%           20%
-------------------------------------------------------------------------------------------------------
Carriers Revenue                            3.3         3.1         3.5            6%           13%
-------------------------------------------------------------------------------------------------------
ISP Dial Up Termination Revenue             5.2         2.5         2.5          (52%)           0%
-------------------------------------------------------------------------------------------------------
Total Revenue                              22.0        23.4        27.4           25%           17%
-------------------------------------------------------------------------------------------------------


Retail revenue increased by 58% in the fourth quarter of 2002 compared to the fourth quarter of 2001 and by 20% compared to the previous quarter, reflecting the continued focus of the company on retail activity. Retail revenue accounted for 78% of total revenue in the fourth quarter of 2002 compared to 61% in Q4'01, significantly reducing the exposure to the volatile ISP market and weaker carrier market.

The increase of retail revenue is driven by a continued and strong demand of our customer base, the penetration of new high value customers for which fibre connection offers key benefits, as well as the success of innovative high speed data products such as inter-city LAN-to-LAN and IP-VPN. With more than 400 sites connected to its end to end Ethernet backbone, Completel is the first operator for end-to-end Ethernet services in France. This success is the result of Completel key competitive advantages in the French market : an innovative product portfolio offering key benefits for customers based on the largest fibre coverage in France with networks in the 9 largest business areas in France. Completel's Lan-to-Lan customers include: HP Invent, Ministry of Culture, BETC Euro RSCG.


The increase of retail revenue was driven by solid operational progress. Completel retail customer base reached 1,208 retail customers at the end of 2002 compared to 1,129 in Q3'02. There were 113 additional buildings connected to the network for a total of 1,707 buildings connected at the end of the quarter. New key retail customers contracted during the quarter include: TF1, Siemens and Ecole Nationale d'Administration. Retail customer ARPU continued to grow steadily in 2002 and reached (euro) 5,200 in Q4'02 vs. (euro)4,600 in Q4'01, reflecting the Company's ability to penetrate larger accounts and to up-sell existing customers.

Both the carrier and the ISP dial up businesses represent a smaller portion of revenue as the Company continues to develop on retail activity. In total, the carrier and ISP businesses represented 39% of revenue in Q4'01, 24% in Q3'02 and 22% in Q4'02.

The demand for bandwidth services from other carriers continues to be weak. However, the company continues to develop revenue from traffic termination leveraging on its infrastructure in France and to expand the business with incumbent operators. Carrier revenue increased from (euro)3.1 million in the third quarter of 2002 to (euro)3.5 million in the fourth quarter.

Gross Margin

Gross margin was 41.6% of revenue in the fourth quarter of 2002 compared to 34.5% in Q3'02 and 13.7% in Q4'01.

Gross Margin for the year 2002 was 35.7% vs. 13.0% in 2001. This significant improvement was driven by the focus on higher margin products, a continuous optimisation of network costs in 2002, as well as a better network cost efficiency while the volume increases.

S,G&A

For the fourth quarter of 2002, Selling, General and Administrative expenses (S,G&A) were (euro)11.7 million, compared to (euro)18.8 million in Q4'01 and
(euro)12.2 million in Q3'02, a reduction of 38% and 4% respectively.

Total S,G&A expenses for the year 2002 were (euro)53.9 million compared to
(euro)67.3 million in 2001, a decline of 20%. The continued improvement of S,G&A during 2002 was driven by the concentration of Completel efforts only in France and the successful implementation of the S,G&A reduction launched in Q2'02. As a reminder, the London offices were closed and the management structure was simplified at the end of Q2'02. Finally, hosting activity was successfully integrated into the core telecom activities.

Adjusted EBITDA

For the fourth quarter of 2002, adjusted Earnings Before Interest, Tax, Depreciation and Amortization (Adjusted EBITDA) losses were (euro)0.3 million, compared to losses of (euro)15.8 million in Q4'01 and (euro)4.2 million in Q3'02, a reduction of 93% and 98% respectively. Additionally, Completel reached Adjusted EBITDA breakeven in December 2002.

Adjusted EBITDA losses decreased by 67% in 2002 compared to the previous period of 2001. Adjusted EBITDA losses were (euro)18.9 million in 2002 compared to (euro)57.5 million in 2001.

Reconciliation of Adjusted EBITDA to Net Income (Loss) from Continuing
Operations:


-------------------------------------------------------------------------------------------------------
In million of Euros                           Q4'01      Q3'02       Q4'02      FY 2001     FY 2002
-------------------------------------------------------------------------------------------------------
Adjusted EBITDA                                (15.8)       (4.2)       (0.3)      (57.5)       (18.9)
-------------------------------------------------------------------------------------------------------
Non-cash compensation charges                   (5.6)       (0.4)       (0.6)       (2.8)        (3.9)
-------------------------------------------------------------------------------------------------------
Depreciation and amortization                   (9.4)       (7.4)       (8.2)      (28.5)       (30.8)
-------------------------------------------------------------------------------------------------------
Restructuring, impairment and other charges     (1.9)        0.9        (5.5)       (6.0)       (13.6)
-------------------------------------------------------------------------------------------------------
Operating Losses                               (32.7)      (11.1)      (14.6)      (94.9)       (67.2)
-------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Net Result                                     (13.2)        72.7      (14.5)      (73.6)        12.4
-------------------------------------------------------------------------------------------------------

Operating Losses

For the fourth quarter of 2002, operating losses were (euro)14.6 million, including (euro)0.6 million of non-cash compensation charges, (euro)8.2 million of depreciation and amortization, (euro)(0.3) million of restructuring and other charges, and finally (euro)5.8 million of non-cash impairment of the entire goodwill in accordance with SFAS 142. In comparison, for the third quarter of 2002, operating losses were (euro)11.1 million, including (euro)0.4 million of non-cash compensation charges, (euro)7.4 million of depreciation and amortization, and (euro)0.9 million of reverse accrual on restructuring, impairment and other charges.

Total operating losses for 2002 were (euro)67.2 million, including (euro)3.9 million of non-cash compensation charges, (euro)30.8 million of depreciation and amortization, and (euro)13.6 million of restructuring, impairment and other charges. In comparison, for the full year 2001, operating losses were
(euro)94.9 million, including (euro)2.8 million of non-cash compensation charges, (euro)28.5 million of depreciation and amortization, and (euro)6.0 million of restructuring, impairment and other charges.

Net Income from Continuing Operations

Net loss for the fourth quarter of 2002 was (euro)14.5 compared to (euro)13.2 in Q4'01. The net result of Q4'02 includes the impairment of the entire goodwill for (euro)5.8 million in accordance with SFAS 142. The net income for 2002 was a profit of (euro)12.4 million compared to a net loss of (euro)73.6 in 2001. As a reminder, Completel recognized a one time gain of (euro)91.1 million reflecting the conversion of its bond debt into ordinary and preferred shares during the third quarter of 2002.

Capital Expenditures

Capital expenditures for the fourth quarter of 2002 and for the full year 2002 amounted to respectively (euro)4.8 million and (euro)23.3 million, representing a reduction of respectively 63% and 75% compared to Q4'01 and full year 2001.

The company completed the build-out of its MANs at the end of 2001. Since then, most asset deployments are success based and thus, primarily related to customer connections and, to a lesser extent, to capacity increase in response to traffic growth.

Cash Flow

As of December 31, 2002, Completel had (euro)60.2 million in cash and equivalents. Operational cash burn (Adjusted EBITDA less CAPEX) decreased from
(euro)9.1 million in Q3'02 to (euro)5.1 million this quarter reflecting the reduction of Adjusted EBITDA losses and the concentration of the capital expenditures on customer connections and services.

Total cash outlays in the fourth quarter of 2002 were (euro)13.1 million, including non recurring working capital expenses of (euro)3.5 million related to the recapitalization finalized last September.

Outlook

Completel believes that demand for retail services experienced over the past year will continue and anticipates a growth of between 35% and 50% of its retail revenue. Completel has already benefited from its focused strategy on local fiber access and remains well positioned to take advantage of the growing demand for broadband services in the business market.

The company confirms its forecast to be Adjusted EBITDA positive in the first quarter of 2003 and expects capital expenditures for 2003 of (euro)30-35 million to support new customer connections and additional services.

Finally, Completel expects that its existing cash balances of over (euro)60 million, together with the anticipated cash need of (euro)25-30 million to support operations in 2003, will provide it with sufficient capital to fully fund its operations to operational cash flow breakeven in the first quarter of 2004.

Personnel Changes

The Board has appointed former Vice-President of Finance, Alexandre Westphalen, to the position of Chief Financial Officer. Jerome de Vitry, President and Chief Executive Officer, commented that "Alexandre has been a critical part of the management team in the recapitalization of the company. I am confident that he will successfully contribute to the development of Completel as a leading and profitable alternative operator in France."

Paris Bourse

The Company would like to remind its shareholders that the exercise period of warrants will end on March, 14 2003 and any unexercised warrants will expire without any right to indemnification. Both non-converted shares ("old ordinary shares" - ISIN code NL0000233427) and warrants (ISIN code NL0000262814) will be delisted from Euronext Paris on February 28 and March 10 2003, respectively.

Conference Call

Further discussion of the above will be provided on the Company's quarterly call to be held on February 27, 2003 at 15:00 CET.

Completel Europe NV (ParisBourse: CTL).
Completel is a facilities-based provider of fibre optic local access telecommunications and Internet services to business end-users, carriers and ISPs with activities predominantly located in France.

NOTE:
Ordinary shares of Completel Europe N.V. will be issuable upon exercise of the warrants previously distributed by it to certain of its existing shareholders and any such issuance will represent new financing for the company. A registration statement relating to the ordinary shares of the company underlying its warrants has been filed with the U.S. Securities and Exchange Commission and was declared effective on December 13, 2002. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. A written prospectus relating to these securities and meeting the requirements of Section 10 of the U.S. Securities may be obtained from CompleTel S.A.S. at Tour Egee, 9-11, allee de l'Arche 92671 Courbevoie Cedex, France; attention: investor relations. Telephone requests may be directed to our investor relations director at +33(1)1-72-92-20-32.

Revenue, gross margin, cash resource and funding forecasts, as well as certain other information contained in this press release constitutes "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act. These forward-looking statements are identified by their use of such words as "believes," "anticipates," "should," "may," "expects" and similar expressions. Such statements are based on the current expectations and assumptions of the management of Completel only, and Completel does not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause Completel's actual future results, performance and achievements to differ materially from those forecasted or suggested in this press release. These factors include, but are not limited to: (a) decline in demand for Completel's telecommunications services; (b) pricing pressures from Completel's direct competitors as well as from providers of alternative services; (c) failures, shutdowns or service disturbances with respect to Completel's networks; (d) Completel's inability to develop and maintain efficient operations support; (e) regulatory developments in Europe adverse to Completel or difficulties of Completel in maintaining necessary telecommunications licenses or other governmental approvals; and (f) worsening carrier and Internet data market weakness. For a more detailed discussion of such risks affecting the Company, please refer to Completel's registration statements and 10-K, 10-Q and 8-K reports filed with the U.S. Securities and Exchange Commission.

 Paris office: Tour Egee, 9-11 allee de l'Arche, 92671 Courbevoie Cedex, FRANCE
                            Tel : +33 1 72 92 20 00
                               www.completel.com
                               -----------------


COMPLETEL EUROPE N.V. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Full year condensed Statements of Operations are derived from Audited Financial
  Statements)
(Stated in thousands of Euros, except share and per share amounts)


                                                                   Three Months Ended December 31,        Year Ended December 31,
                                                                 ------------------------------------------------------------------
                                                                    2002              2001              2002             2001
                                                                 ------------     -------------      ------------     ------------
                                                                 (Unaudited)       (Unaudited)
REVENUE                                                               27,363            21,950            97,773           75,939

OPERATING EXPENSES:
              Network costs                                           15,941            18,932            62,766           66,131
              Selling, general and administrative                     11,711            18,770            53,862           67,265
              Non-cash compensation charges                              611             5,613             3,940            2,844
              Depreciation and amortization                            8,166             9,428            30,763           28,520
              Restructuring, impairment and other charges              5,528             1,874            13,636            6,049
                                                                 ------------     -------------      ------------     ------------

                          Total operating expenses                    41,957            54,617           164,967          170,809
                                                                 ------------     -------------      ------------     ------------

OPERATING LOSS                                                       (14,594)          (32,667)          (67,194)         (94,870)

OTHER INCOME (EXPENSE):
              Interest income                                            539             1,405             2,322           12,728
              Interest expense, net of capitalized interest             (112)           (6,651)          (22,943)         (29,485)
              Foreign exchange gain (loss) and other expense            (370)           (5,428)            9,126           (8,173)
              Net gain on debt for equity exchange                         -                 -            91,057                -
              Gain on early extinguishment of debt                         -            30,159                 -           46,168
                                                                 ------------     -------------      ------------     ------------

                          Total other income (expense)                    57            19,485            79,562           21,238
                                                                 ------------     -------------      ------------     ------------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS                         (14,537)          (13,182)           12,368          (73,632)
                                                                 ------------     -------------      ------------     ------------

DISCONTINUED OPERATIONS:
              Loss from discontinued operations                            -          (169,543)           (5,148)        (225,417)

NET INCOME (LOSS)                                                    (14,537)         (182,725)            7,220         (299,049)
                                                                 ------------     -------------      ------------     ------------

ACCRETION OF CONVERTIBLE
              PREFERRED SHARES                                        (2,507)                -            (2,800)               -
                                                                 ------------     -------------      ------------     ------------

NET INCOME (LOSS) APPLICABLE TO ORDINARY SHARES                      (17,044)         (182,725)            4,420         (299,049)
                                                                 ============     =============      ============     ============

BASIC  INCOME (LOSS) PER ORDINARY SHARE                                (4.37)          (777.71)             3.40        (1,272.81)
                                                                 ============     =============      ============     ============
DILUTED INCOME  PER ORDINARY SHARE                                     (1.92)                               3.05
                                                                 ============                        ============

WEIGHTED AVERAGE NUMBER OF ORDINARY
              SHARES OUTSTANDING                                   3,900,641           234,954         1,299,507          234,952
                                                                 ============     =============      ============     ============
WEIGHTED AVERAGE NUMBER OF DILUTED
              ORDINARY SHARES OUTSTANDING                          7,566,148           234,954         2,364,010          234,952
                                                                 ============     =============      ============     ============


COMPLETEL EUROPE N.V. AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS
(Derived from Audited Financial Statements)
(Stated in thousands of euro, except share and per share amounts)


                                            ASSETS                                                December 31,        December 31,
                                                                                                          2002                2001
CURRENT ASSETS:
  Cash and cash equivalents..................................................................     (euro)60,181        (euro)81,613
  Short-term investments, restricted.........................................................                -              16,694
  Accounts receivable, net of allowance for doubtful
    receivables of(euro)691 and(euro)1,530, respectively.....................................           14,892              15,757
  Affiliate receivables......................................................................              266               2,121
  VAT receivables............................................................................           10,196              24,472
  Prepaid expenses and other current assets..................................................            2,930              11,494
                                                                                                  ------------        ------------
                 Total current assets........................................................           88,465             152,151
                                                                                                  ------------        ------------



NON-CURRENT ASSETS:
  Property and equipment, net................................................................          244,876             277,807
  Licenses, net of accumulated amortization of(euro)355 and(euro)335, respectively...........              983               2,104
  Goodwill...................................................................................                -               5,793
  Deferred financing costs, net..............................................................                -               7,525
  Non-current investments, restricted........................................................                -               8,085
  Other non-current assets...................................................................            1,376               2,525
                                                                                                  ------------        ------------

         Total non-current assets............................................................          247,235             303,839

TOTAL ASSETS.................................................................................    (euro)335,700       (euro)455,990
                                                                                                  ============        ============

                              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Network vendor payables....................................................................     (euro)10,384        (euro)37,356
  Accrued liabilities .......................................................................            4,875              11,640
  Accrued payroll............................................................................           10,215              10,256
  Trade accounts payable.....................................................................           18,699              45,694
  Affiliate payables.........................................................................                -               1,393
                                                                                                  ------------        ------------

                Total current liabilities....................................................           44,173             106,339

LONG-TERM DEBT...............................................................................            3,986             227,735

PREFERRED SHARES                                                                                       127,243                   -

TOTAL SHAREHOLDERS' EQUITY...................................................................          160,298             121,916
                                                                                                  ------------        ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..................................................    (euro)335,700       (euro)455,990
                                                                                                  ============        ============
